UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09041819

ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51016

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** AND ENDING **12/31/08**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MARKET WISE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 South Wacker, Suite 1550
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg J. Fuesel	**(312) 827-3654**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBA Group, LLP
(Name – if individual, state last, first, middle name)

14241 Dallas Parkway, Suite 200	**Dallas**	**Texas**	**75254**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)

OATH OR AFFIRMATION

I, **Gregg J. Fuesel,** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Market Wise Securities, LLC** as of **December 31, 2008** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer

Title

Subscribed and sworn to before me this

18 day of February, 2009

"OFFICIAL SEAL"
STANISLAWA MAZUR
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES SEPT. 08, 2010

Notary Public

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

KBA® GROUP | LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Market Wise Securities, LLC

We have audited the accompanying statement of financial condition of Market Wise Securities, LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Market Wise Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
February 11, 2009

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
www.kbagroupllp.com

MARKET WISE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS	
Cash	$ 42,223
Total assets	$ 42,223
MEMBER'S EQUITY	
Member's equity	$ 42,223

The accompanying notes are an integral part of this financial statement.

MARKET WISE SECURITIES, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2008

REVENUES		
Commissions and fees	$	231
OPERATING EXPENSES		
Commissions and clearing		1,260
Professional fees		5,800
Other general and administrative expenses		1,419
Total operating expenses		8,479
Net loss	$	(8,248)

The accompanying notes are an integral part of this financial statement.

MARKET WISE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2008

Balance, January 1, 2008	$ 50,471
Net loss	(8,248)
Balance, December 31, 2008	$ 42,223

The accompanying notes are an integral part of this financial statement.

MARKET WISE SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2008

Balance, January 1, 2008	$ -
Borrowings	-
Repayments	-
Balance, December 31, 2008	$ -

The accompanying notes are an integral part of this financial statement.

MARKET WISE SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2008

OPERATING ACTIVITIES		
Net loss	$	(8,248)
Adjustment to reconcile net loss to net cash provided by operating activities		
Net change in:		
Receivables from brokers and dealers		14,439
Net cash provided by operating activities		6,191
Net increase in cash		6,191
Cash at beginning of year		36,032
Cash at end of year	$	42,223

The accompanying notes are an integral part of this financial statement.

MARKET WISE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Market Wise Securities, LLC (the "Company"), a Delaware limited liability company, was organized on March 20, 2001. The Company is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company conducts its securities business primarily with institutional and retail customers and introduces that business on a fully-disclosed basis to a clearing broker. The Company is a wholly owned subsidiary of Terra Nova Financial Group, Inc. ("Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. Generally accepted accounting principles normally requires an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the Company's financial position at December 31, 2008, nor material to the results of its operations for the year then ended.

Income Taxes

No provision has been made for federal income taxes, as the taxable income of the Company is included in the income tax return of the sole member.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3. AGREEMENTS AND CONTINGENCIES

In the normal course of business, the Company is subject to legal actions that involve claims for monetary relief. The Company's legal counsel has indicated that it cannot evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss therefrom. In the opinion of management, based on the consultation with legal counsel, these actions will not result in any material adverse effect on the operating results or financial condition of the Company.

NOTE 4. NET CAPITAL REQUIREMENT

Market Wise Securities, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, administered by the Securities and Exchange Commission and FINRA, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain net capital of $5,000 or 6 and 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. The net capital requirement as of December 31, 2008 is as follows:

	Net Capital	Net Capital Requirement FINRA	Excess Net Capital FINRA
Market Wise Securities, LLC	$ 42,223	$ 5,000	$ 37,223

SUPPLEMENTAL SCHEDULES

Schedule I

MARKET WISE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2008

NET CAPITAL

Total member's equity	$ 42,223

AGGREGATE INDEBTEDNESS

Total liabilities	$ -
Net capital requirement (greater of 6-2/3% of total aggregate indebtedness or $5,000)	$ 5,000
Net capital in excess of required minimum	$ 37,223
Excess net capital at 1000%	$ 42,223

No material differences exist between the computations reported above and the computations reported in the Company's unaudited focus report for the quarter ended December 31, 2008.

Schedule II

MARKET WISE SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

The Company did not handle customer cash or securities during the year ended December 31, 2008 and does not have any customer accounts.

MARKET WISE SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

December 31, 2008

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2008 and does not have any PAIB accounts.

MARKET WISE SECURITIES, LLC

INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

The Company did not handle any customer cash or securities during the year ended December 31, 2008 and does not have any customer accounts.

KBA® GROUP | LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member of
Market Wise Securities, LLC

In planning and performing our audit of the financial statements of Market Wise Securities, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures, for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
www.kbagroupllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
February 11, 2009

MARKET WISE SECURITIES, LLC

INDEX